



hilb, rogal and hamilton company > annual report

HRH 2002

REACHING BEYOND LIMITS



Insuring the Way®

1 FINANCIAL HIGHLIGHTS
2 TO OUR SHAREHOLDERS
6 REACHING BEYOND LIMITS
32 HRH LOCATIONS
33 FINANCIAL CONTENTS
62 BOARD OF DIRECTORS AND OFFICERS
63 GENERAL INFORMATION

Hilb, Rogal and Hamilton Company is the nation's 7th largest insurance brokerage firm. With offices located throughout the United States, HRH is able to assist clients in managing their risks in areas such as property and casualty, employee benefits and many other areas of specialized exposure. Revenues are derived from commissions received from insurance companies or fees paid by clients for specialized or consultative services. As an industry leader, the Company expands its business by developing new clients, providing additional services to current clients and maintaining a disciplined merger and acquisition strategy.

Financial Highlights

SELECTED FINANCIAL DATA

Hilb, Rogal and Hamilton Company and Subsidiaries

(In thousands, except per share amounts)	2002	2001
Total Revenues	$452,726	$330,267
Net Income	$ 65,119	$ 32,349
Net Income Per Share:		
Basic	$ 2.23	$ 1.18
Assuming Dilution	$ 2.01	$ 1.07
Dividends Per Share	$ 0.3575	$ 0.3475
Total Assets	$833,024	$494,076
Total Shareholders' Equity	$310,648	$142,802

Operating Net Income[1]

in millions of dollars


13.4
17.3
21.5
30.8
61.1
98
99
00
01
02

Operating Net Income[1] Per Share

in dollars


0.53
0.64
0.76
1.02
1.89
98
99
00
01
02

Total Revenues

in millions of dollars


175.4
227.2
262.1
330.3
452.7
98
99
00
01
02

1 *Operating net income represents net income before non-operating gains, integration costs, and the cumulative effect of accounting changes, all net of related taxes.*

To Our Shareholders

In 2002,

we achieved record financial performance, surpassed key growth goals set in our first strategic plan, launched our second five-year plan and gained market share in a promising growth channel – the top-tier market – through the acquisition of Hobbs Group, LLC (Hobbs).

Our financial performance for 2002 and the past five years is a tribute to diligent planning, focused execution and an organization committed to delivering superior performance for clients and shareholders. The underlying growth algorithm is straightforward. HRH builds revenues by increasing sales, adding products and services, strengthening carrier relationships and completing accretive acquisitions. Profits rise with revenue growth provided that we efficiently deliver exceptional value. While economic and industry cycles impact our markets, our strategies are dynamic and adaptable, designed to deliver in a range of external settings.

Industry conditions during the year were very demanding for our clients. Although underwriting guidelines and pricing varied widely by carrier, line and risk profile, most commercial lines, which had begun to tighten modestly early in 2001 even before the extreme volatility of the fourth quarter, further firmed in 2002. The firm market setting, coupled with economic uncertainties, challenged our clients as carriers re-evaluated their exposure to various risks. Throughout the year, the HRH team demonstrated to our clients its dedication, talent and value by exploring coverage alternatives and using HRH's broad carrier relationships to design and implement the most advantageous risk management solutions.

HRH's record results for 2002 represent a combination of organic growth, margin improvement and benefits from acquisitions. Total revenues rose to $452.7 million, up 37.1% from a year ago. Organic revenue growth, which excludes acquisitions and divestitures, was 8.8% reflecting new business and the effect on commissions of rising premium rates. Net income was $65.1 million, or $2.01 per share, compared with

$32.3 million, or $1.07 per share. Net income before non-operating gains and the cumulative effect of a 2002 accounting change related to revenue recognition, and adjusting 2001 to eliminate goodwill amortization, was $61.0 million, or $1.89 per share, an increase of 55.8% compared with $39.2 million, or $1.29 per share, for the prior year.

Productivity gains, operating efficiencies and prudent cost management contributed to margin improvement in 2002, despite investments in additional marketing and production talent. HRH's Best Practices initiative, now in its fourth year, translates our strategic commitments to excellence and efficiency into practical applications affecting all phases of our operations. In 2002, Best Practices focused on the heart of HRH's work – sales and sales management – providing intensive training, sales tools, incentive programs and models for organizational accountability to producers and managers throughout the company. HRH producers are naturally entrepreneurial and resourceful. Best Practices applies proven methods to channel that energy and talent towards raising sales productivity, closure rates and account retention.

Having successfully completed our first five-year strategic plan, we began executing a second five-year plan that was adopted in May 2002. In the new plan, we rededicated HRH to becoming the premier domestic value-based insurance and risk management intermediary, and reaffirmed our long-term growth goals of capturing market share through a combination of internal growth and acquisitions.

From among the growth initiatives in the new plan, the following strategies are likely to shape HRH's achievements over the next few years:

- Building and sustaining a growth-oriented sales culture
- Broadening and deepening employee benefits products and services
- Introducing new specialty products and services that enhance growth and profitability
- Expanding our capabilities for targeting larger, more complex risks

Acquisitions are designed to complement our growth initiatives by adding needed capabilities, talent and geographic markets. We seek to acquire agencies that share our passion for performance and growth, bring devoted management teams as well as producers, and are accretive financially. HRH's proven ability to attract and integrate quality acquisition candidates year in and year out is an asset that helps drive growth. Of the seven companies acquired in 2002, representing annual revenues of over $100 million, one, Hobbs Group, was a particularly remarkable fit with our criteria and objectives. Hobbs eventually became the catalyst for raising our long-term operating earnings per share growth goal from a single point of 15%, to a range of 15% to 20%.

Hobbs is one of the nation's premier insurance brokers serving major accounts with property and casualty insurance brokerage, risk management and executive and employee benefits services. In addition to its strong presence in the top-tier client segment, Hobbs deepened HRH's employee benefits practice, increased HRH's presence in executive benefits and broadened HRH's specialty lines expertise, all areas targeted for growth under our strategic plan. Hobbs' sales culture – entrepreneurial, motivated and disciplined – offers a model applicable to the entire HRH sales organization. Last but not least, when Hobbs is fully integrated into HRH, following the completion of its earn-out, there will be expense savings and increased cross-selling benefits to the combined organization.

ANDREW L. ROGAL

Chairman and Chief Executive Officer

MARTIN L. VAUGHAN, III

President and Chief Operating Officer





HRH expects that commercial rates will remain firm in 2003, with continuing variations and exceptions. HRH will focus on delivering risk management and marketing expertise to clients, and gaining market share through more effective selling and sales management, energized by system-wide training, incentives and tools, with Hobbs' sales force as a live resource. Although we do not know the precise timing of the Hobbs integration, we have begun the planning and, possibly this year but no later than mid-2004, will begin to unlock the synergies. Finally, armed with a growing pipeline of candidates and capital from the fourth quarter 2002 equity offering, we expect our acquisition program to continue to attract firms that fit well with HRH, both strategically and financially.

In closing, we want to thank all of the employees of HRH for their dedication and ongoing commitment to this Company in 2002. Their tireless efforts, energy and professionalism have been the driving force behind our success. The addition of the Hobbs' employees to the HRH family has strengthened our Company in so many ways and we look forward to working with them for many years ahead.

On behalf of everyone at Hilb, Rogal and Hamilton Company, we thank you for your continued support. We look forward to bringing you even stronger results in the years to come.



Andrew L. Rogal
Chairman and Chief Executive Officer



Martin L. Vaughan, III
President and Chief Operating Officer

> A PERSONAL MESSAGE FROM ANDREW L. ROGAL...

This is my final letter to all of you, as I am retiring effective immediately following the Company's annual meeting of shareholders on May 6th.

I would like to take a moment to express my deep gratitude and heartfelt thanks to the people of HRH for their remarkable support and professionalism during my six years as Chairman and CEO. I am immensely proud that together, we have achieved phenomenal success, and I am honored to have been a part of it.

There is an abundance of heart and character and talent in our Company, and I have no doubt that under Mell's proven leadership, HRH will continue to grow, to prosper, and to work tirelessly for our clients as it moves forward.

It's been great to be part of a winning team.



REACHING BEYOND LIMITS

Those who lead, see more — more possibilities, greater rewards. Those who win, do more. We at HRH, leaders in the insurance industry, are committed to doing more for our clients and shareholders each and every day. It is our ability to see beyond conventional limits and to challenge traditional expectations that continually pushes us to the next level. At HRH, we're winning — doing our best, and doing more.

In 1932, Amelia Earhart became the first woman to fly solo over the Atlantic, setting records for the longest non-stop distance flown by a woman and the shortest crossing time.

In 1997, HRH set out to transform itself under a carefully developed, five-year strategic plan. Over those five years, we followed a deliberate course with strength and determination, always keeping our long-range goals in mind. The result: We not only met but exceeded our expectations – growing each year by more than 15 percent, more than doubling earnings and revenues over the period and seeing our stock price grow six-fold by the end of 2002.

deliberate success

It takes a team of dedicated and talented professionals to meet goals and break records. The key to HRH's Deliberate Success is our 3,000-plus employees, who bring their passion for excellence to work every day in serving our clients through more than 100 U.S. offices.



carolyn jones > svp, cfo and treasurer > hrh

dwight trent > controller, mid-atlantic region > hrh

"Creating value for our shareholders and clients continues to be the driving force at HRH. Over the course of our new five-year strategic plan, our goal, once again, is to double earnings and revenues in three to five years. In 2002 alone, we increased total revenues by 37 percent over 2001. Our intention is to keep going, and keep growing." – Carolyn Jones

1997	1998	1999	2000
HRH's **first strategic five-year plan** was rolled out in May.	Significant progress was made in **implementing the strategic plan.**	HRH acquired **American Phoenix Corporation** in May.	**Operating earnings per share doubled** over four years.

Operating Net Income[1] Per Share

in dollars



0.53
0.64
0.76
1.02
1.39
98
99
00
01
02



Chris Hearn,
Assistant Vice President,
Financial Reporting, HRH

Rob Blanton,
Vice President and Controller, HRH

As we at HRH look to the future, one thing's for sure – we expect even more. Fulfilling the first strategic plan is merely the launching point for what we ultimately want to become – the premier domestic value-based insurance and risk management intermediary. In May 2002, we implemented a new strategic plan to guide us through the next five years with goals that continue to improve and surpass what we've achieved before in sales, service, Best Practices and Company growth.

HRH will continue to grow over the next five years by taking market share through an increasingly aggressive sales force, growing our employee benefits business, expanding specialty products and services, and continuing to attract and integrate quality companies who will help us to fulfill our strategic plan.

As always, we at HRH expect to keep winning – for our clients and for our shareholders. We will fulfill that expectation by identifying our weaknesses and eliminating them – and building on our strengths. We firmly believe that performance can only be sustained, and surpassed, in a culture where there is no perceived limit to success and where, as goals are achieved, the goalpost is continually moved further down the field.

1 *Operating net income represents net income before non-operating gains, integration costs, and the cumulative effect of accounting changes, all net of related taxes.*

2001 Year of major growth through acquisitions: **annual acquired revenues totaled over $60 million.**

2002 **New strategic five-year plan** was rolled out in May.

HRH acquired Hobbs Group in July.

"Preparation, I have often said,

is rightly two-thirds of any venture."

> Amelia Earhart <

 In 1927, Gutzon Borglum started the carving of Mount Rushmore. The monument, which depicts the likenesses of four American presidents, took 14 years and the work of 360 men to complete.



To reach our yearly growth goals, we will continue to expand the HRH team by engaging in a disciplined and selective acquisition process. Our criteria for new players are clear: We welcome blue chip companies that can help us seize new opportunities and fulfill our strategic plan. We look for winning combinations that result in more — more market share, more specialties, more talented professionals and more reach into our target market.

winning combinations

Tom Golub, President and CEO of Hobbs Group, is guiding HRH's expansion in the large risk management account market, targeting top-tier businesses like The Rouse Company, a Hobbs client for more than 15 years. The Rouse Company is a major owner of upscale malls in the U.S., housing such high-end retail establishments as Restoration Hardware.



200

tom golub > president, ceo > hobbs group and evp > hrh

tim korman > evp, finance and administration > hrh

"HRH is a company with a plan. Our strategy is to attract companies and people who will help us fulfill that plan. In 2002, HRH acquired six companies, in addition to Hobbs, furthering our geographic reach, bolstering our Employee Benefits and Group Program Business and expanding our specialties, such as Excess and Surplus Lines, Wrap Ups, Executive Benefits, and reinsurance brokerage capabilities. All, according to plan." – Tim Korman

In 2002, HRH reached another M&A milestone – acquiring over $100 million in annual revenues through acquisitions. The majority of that revenue came from the purchase of the Hobbs Group, LLC (Hobbs) – one of the nation's premier independent brokers serving top-tier insurance and risk management clients.

By purchasing Hobbs, we at HRH advanced – by two or three years – our strategic plan to grow the top-tier market and build a more aggressive sales organization. Hobbs' employee and executive benefits capabilities, as well as specialties, also feed other areas we've targeted for growth. Their 27 offices in 15 states expand our geographic base.

From day one, Hobbs and HRH have communicated and collaborated on a regular basis, sharing the strengths of each organization for the benefit of clients, shareholders and each other. We look forward to full integration after an earn-out period. In addition to Hobbs' strong presence in the major account market, one of its greatest assets is its highly aggressive sales force, who, in 2002, produced one of the highest organic growth rates in the industry. We look forward to incorporating their sales methodology and tactics throughout HRH, furthering our plan to become a more high-performance sales organization.

Brian Hall
Vice President, BOA/HRH



COMBINING TALENTS

The ink was barely dry on the Hobbs Group acquisition deal when Brian Hall, a producer for BOA, which itself merged with HRH in 2001, saw an opportunity for the two groups to work together. Hall was looking to place $50 million in All Risk Property Insurance coverage for a potential new client – U.S. Properties Group, Inc., owners and managers of 23 large retail malls across nine states. He enlisted the help of Hobbs, which has extensive large property expertise and the direct market contacts to place this coverage competitively. Together, Brian and Hobbs' large property expert, Mike White, put together a proposal that won the account and kicked off a mutually-beneficial ongoing relationship. Mike says, "I found out early on in working together that the Hobbs and BOA/HRH people are cut from the same cloth: Whatever it took to get the job done, that's what we did."



Mike White
Assistant Vice President, Hobbs

"Don't say I can't...the I can'ts are unknown

in the world's work and unremembered in history."

> Gutzon Borglum <



Triumphing over childhood polio, Wilma Rudolph achieved her dream of becoming an athlete. In 1960, she became the first woman to win three Olympic gold medals.

To maximize our potential, HRH is committed to an ongoing pursuit — of knowledge, of resources, of the best people. To win the race, we are recruiting, training, specializing and serving: recruiting and training talented producers, refining a young sales culture through Best Practices and continuing to add specialist capabilities to better serve our clients. By being unrelenting in our pursuit of excellence, we will achieve our goal of giving more to our clients and shareholders.

maximizing potential

Top producer Rob Fowler is HRH's strategic and conceptual sales program leader. Rob, a certified facilitator, trains new recruits and producers who join the Company through acquisition. He also conducts refresher training. Rob says, "HRH's basic sales philosophy is that to keep winning you must plan your course and continually learn and grow. Living that philosophy gets results."



rob fowler > vp > hrh of gainesville, ga

mell vaughan > president and coo > hrh

"In 2002, HRH invested $5 million in new people to better serve our clients – claims people, loss control people, marketing people, specialists. In short, people we felt the Company needed more of to raise the bar of excellence for our clients and further our ability to serve larger and more complex risks." – Mell Vaughan

Robin Brennan,
Vice President,
Managing Agency Group





Fred Podolsky,
Executive Vice President,
HRH of New York

HRH's 2002 strategic plan is the blueprint for maximizing our potential. The plan calls on us to uncover and apply Best Practices throughout the organization, improve margins, increase new business sales and extend our reach into the value-based top-tier market. As we share Best Practices and collaborate in house, Hobbs, with its mature sales organization and expertise in the top-tier market, will help us to speed down the path we've already chosen. That path includes extending employee benefits capabilities throughout the organization; developing new initiatives that better serve clients; providing exceptional training, tools and incentives for our producers; and raising the bar throughout the organization.

Examples of actions HRH is taking to maximize potential and reach its strategic goals abound. For example, to hire the best new talent, Kim McGillicuddy, President, HRH of Connecticut, looked to the military, where she found top Junior Military Officers wanting to transition into the business world. When HRH wanted to grow its executive and transactional liability practice, it looked for and found the best experienced talent – Fred Podolsky, an expert in Directors and Officers Liability insurance with over 20 years of experience handling large national and complex accounts.

To foster growth and better serve clients, in 2002 HRH formed a single, national Managing Agency Group (MAG). Robin Brennan, who runs MAG's program for fuel oil dealers, says, "The formation of MAG is important because now we handle everything from underwriting, pricing, policy issuance and service. As a wholesale operation, we're in control of our destiny and the products and services we provide clients." What's better than that?

RECRUITING TALENT

Eileen Conlon is a stellar example of HRH's push to raise the bar on talent in 2002. An experienced producer who recently joined HRH, Eileen specializes in healthcare organizations and alternative risk financing. With over 15 years experience, Eileen brings extensive knowledge of a complex market and an unfailing commitment to serve her clients, which primarily include



Eileen Conlon, Vice President,
HRH of South Florida

hospitals, pharmaceutical companies and property management firms. Eileen says she was attracted to HRH because "it is entrepreneurial, client focused and has tremendous resources." At HRH, we say, "The feeling is mutual."

"Never underestimate the power of dreams

and the influence of the human spirit."

> Wilma Rudolph <



In 1806, Lewis and Clark reached their goals of exploring the Louisiana Purchase territory and finding a route to the Pacific with the help of 40 men and Native American guide, Sacagawea.

To reach our strategic goals, we at HRH are fostering relationships for the benefit of our clients and shareholders. In 2002 alone, the relationships we established resulted in access to new specialist capabilities, the expansion of our geographic base, new revenue streams and the ability to serve more complex risks. It is our willingness to constantly reassess ourselves that will enable us to reach beyond limits — now and into the future.

fostering relationships

Jack McGrath and Neil Metzheiser are matchmakers. Since HRH acquired Hobbs, they have consistently looked for opportunities for the two groups to work together. Much of that opportunity has come in the complex property market, Dan Donovan's specialty. Dan's clients include convention centers, turnpike authorities and other large companies, such as Staples, Inc., The Washington Post Company and Dollar Tree Stores.



dan donovan > svp > hobbs group

jack mcgrath > svp > hrh

neil metzheiser > managing director > hobbs group

"HRH has the industry knowledge and carrier relationships to access appropriate, affordable coverage for our clients and the specialized capabilities to design and execute even the most complex risk management programs. Our plan calls on us to continue to add new resources to meet our clients' changing needs and to work each day to exceed their expectations." – Jack McGrath



Ron Schmidt
President and CEO,
Westport Worldwide, LLC

In a manner of speaking, at HRH, we're everywhere at once – meeting with clients, in contact with carriers, managing the claims process, hiring exceptional insurance professionals and increasing our capabilities for the benefit of our clients. By continuing to foster all these relationships and build a multi-talented organization, we are able to bring more to the table than our competitors and truly redefine service for our clients.

Our 2002 acquisition of Hobbs significantly increased our ability to do more for our clients by increasing our complex property expertise, expanding Excess and Surplus lines of insurance and upping our resources in Wrap-Up Programs for large construction projects. Through the Hobbs acquisition, HRH also gained a new, national area of expertise – Westport Worldwide, LLC, an executive benefits company that specializes in the design, installation, administration and funding of Non-qualified Retirement Plans for top executives. Ron Schmidt, Westport Worldwide's President and CEO, says, "Large, global companies implement these plans to attract and retain the best and brightest senior executives to enhance shareholder value. As we continue to grow the top-tier market, these services are crucial to meeting our clients' needs." And at HRH, meeting clients' needs is what it's all about.



In 2002, HRH acquired the Freberg Group of Companies and, along with it, a new specialty – **Freberg Environmental**, a managing general agent of environmental risks that serves clients and insurance brokers nationally. With over 15 years of experience underwriting environmental coverage, Freberg's President Mike Hill has worked extensively with large national multi-line carriers, as well as small, highly specialized companies. Mike says, "Freberg offers environmental expertise and a complete range of environmental insurance, including Pollution Legal Liability, essential to today's clients."

A LEAGUE OF HIS OWN



Alex Fairly,
Vice President,
HRH of Amarillo, Texas

Seeing a gap in the pro sports risk management market, HRH's Alex Fairly, thought big, and figured out how to fill it. He developed an internal claims management system to manage the workers' compensation exposure faced by pro sports teams. Seven years later, Alex is literally in a league of his own – offering a unique service through HRH's Global Sports Services and signing on big players like Major League Baseball. Under this consulting contract, Alex and his HRH teammates are working closely with 10 Major League Baseball teams and their 50 or so minor league affiliates to reduce their workers' compensation claims experience and win big all the way around.

"My friend, I assure you no man lives with whom I would prefer

to undertake such a trip as yourself."

> Captain William Clark in response to Captain Meriwether Lewis <



HRH Locations

hrh serves clients through more than 100 offices in the united states



FINANCIAL REPORT

34 SELECTED FINANCIAL DATA

35 MANAGEMENT'S DISCUSSION AND ANALYSIS

41 CONSOLIDATED BALANCE SHEET

42 STATEMENT OF CONSOLIDATED INCOME

43 STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY

44 STATEMENT OF CONSOLIDATED CASH FLOWS

45 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

61 REPORT OF INDEPENDENT AUDITORS

SELECTED FINANCIAL DATA

(In thousands, except per share amounts)	Year Ended December 31 2002	2001	2000	1999	1998
Statement of Consolidated Income Data[1]:					
Commissions and fees[3]	$446,673	$323,078	$256,366	$219,293	$170,203
Investment income	2,439	2,585	2,626	2,046	1,579
Other	3,402	1,896	1,283	981	944
Non-operating gains	212	2,708	1,844	4,906	2,638
Total revenues	452,726	330,267	262,119	227,226	175,364
Compensation and employee benefits	245,405	182,397	146,442	125,577	98,478
Other operating expenses	80,308	62,095	50,165	44,999	37,696
Depreciation expense	7,771	6,116	5,357	4,501	3,590
Amortization of intangibles[2]	5,320	13,868	12,239	10,690	7,919
Interest expense	10,665	9,061	8,179	6,490	2,317
Integration costs	—	—	—	1,900	—
Total expenses	349,469	273,537	222,382	194,157	150,000
Income before income taxes and cumulative effect of accounting change	103,257	56,730	39,737	33,069	25,364
Income taxes	42,082	24,381	17,610	13,583	10,419
Income before cumulative effect of accounting change	61,175	32,349	22,127	19,486	14,945
Cumulative effect of accounting change, net of tax[3,4]	3,944	—	(325)	—	—
Net income[2]	$ 65,119	$ 32,349	$ 21,802	$ 19,486	$ 14,945
Net Income Per Share – Basic:					
Income before cumulative effect of accounting change	$ 2.09	$ 1.18	$ 0.84	$ 0.76	$ 0.60
Cumulative effect of accounting change, net of tax[3,4]	0.14	—	(0.01)	—	—
Net income	$ 2.23	$ 1.18	$ 0.83	$ 0.76	$ 0.60
Net Income Per Share – Assuming Dilution:					
Income before cumulative effect of accounting change	$ 1.89	$ 1.07	$ 0.78	$ 0.72	$ 0.59
Cumulative effect of accounting change, net of tax[3,4]	0.12	—	(0.01)	—	—
Net income	$ 2.01	$ 1.07	$ 0.77	$ 0.72	$ 0.59
Weighted Average Number of Shares Outstanding:					
Basic	29,240	27,411	26,224	25,752	24,994
Assuming Dilution	32,876	31,160	29,784	28,014	25,418
Dividends paid per share	$ 0.3575	$ 0.3475	$ 0.3375	$ 0.3275	$ 0.3175
Consolidated Balance Sheet Data:					
Intangible assets, net	$441,973	$266,083	$196,658	$184,048	$ 87,471
Total assets	833,024	494,076	353,371	317,981	188,066
Long-term debt, less current portion	177,151	114,443	103,114	111,826	43,658
Other long-term liabilities	21,180	11,786	11,034	10,672	10,192
Total shareholders' equity	310,648	142,802	88,222	71,176	45,710

1 *See Note L of Notes to Consolidated Financial Statements for information regarding business purchase transactions which impact the comparability of this information. In addition, during the years ended December 31, 1999 and 1998, the Company consummated three and six purchase acquisitions, respectively, including the acquisition of American Phoenix Corporation in May 1999.*

2 *Adoption of FASB Statement No. 142, "Goodwill and Other Intangible Assets," required the Company to cease goodwill amortization as of January 1, 2002. For the years ended December 31, 2001, 2000, 1999 and 1998, goodwill amortization, net of tax, was $8.4 million, $6.7 million, $5.4 million and $3.2 million, respectively.*

3 *Effective January 1, 2002, the Company changed its method of accounting for commissions on premiums billed and collected directly by insurance carriers on its middle-market property and casualty business. See Note B of Notes to Consolidated Financial Statements for information.*

4 *Adoption of SEC Staff Accounting Bulletin 101, effective January 1, 2000, required the Company to establish a reserve for policy cancellations.*

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The income of an insurance agency operation such as the Company is principally derived from commissions earned, which are generally percentages of premiums placed with insurance underwriters. Premium pricing within the insurance underwriting industry has been cyclical and has displayed a high degree of volatility based on prevailing economic and competitive conditions. Increases and decreases in premium rates result directly in revenue changes to the Company. From 1987 until 1999, the property and casualty insurance industry had been in a "soft market"; however, beginning in 2000, the industry has experienced firming of commercial premium rates. The Company's revenues have increased due to acquisitions – primarily the addition of Hobbs, Group, LLC (Hobbs) on July 1, 2002–, firming premium rates and new business programs offset in part by continued culling or selling of low margin or nonstrategic business. Management cannot predict the timing or extent of premium pricing changes due to market conditions or their effects on the Company's operations in the future.

On July 1, 2002, the Company acquired all of the issued and outstanding membership interest units of Hobbs other than those owned by Hobbs IRA Corp. (HIRAC), and all of the issued and outstanding capital stock of HIRAC, pursuant to a Purchase Agreement dated May 10, 2002, by and among the Company, Hobbs, the members of Hobbs (other than HIRAC) and the shareholders of HIRAC. The assets and liabilities of Hobbs have been revalued to their respective fair market values. The financial statements of the Company reflect the combined operations of the Company and Hobbs from the closing date of the acquisition.

RESULTS OF OPERATIONS

For 2002, net income was $65.1 million, or $2.01 per share, compared to $32.3 million, or $1.07 per share, last year. Excluding the effects of non-operating gains and the 2002 cumulative effect of an accounting change relating to revenue recognition and adjusting 2001 to eliminate goodwill amortization, net income was $61.0 million, or $1.89 per share, up from $39.2 million, or $1.29 per share, a year ago, an increase of 55.8%. Non-operating gains, net of tax, were $0.1 million and $1.6 million for 2002 and 2001, respectively. The 2001 adjustment relating to goodwill amortization was $8.4 million, net of tax.

The Company adopted Financial Accounting Standards Board Statement No. 142 (Statement 142) relating to goodwill and other intangible assets effective January 1, 2002 which, among other things, ended the practice of amortizing goodwill. Net income for the year ended December 31, 2001, would have increased by $0.27 per share, assuming adoption of Statement 142 as of January 1, 2001. Also, effective January 1, 2002, the Company changed to an accrual basis from a cash basis for commissions on premiums billed and collected directly by insurance companies for middle-market property and casualty business. The cumulative effect of the accounting change was a one-time addition to net income of $3.9 million, or $0.12 per share.

For 2001, net income increased 48.4% to $32.3 million, or $1.07 per share, compared to $21.8 million, or $0.77 per share, for 2000. Excluding non-operating gains and the 2000 cumulative effect of an accounting change, net income increased 42.6% to $30.8 million, or $1.02 per share, compared with $21.6 million, or $0.76 per share, in 2000. The cumulative effect of the accounting change was a non-cash charge to first quarter 2000 net income to record a reserve for the cancellation of customer insurance policies in accordance with Staff Accounting Bulletin 101. Non-operating gains, net of tax, were $1.6 million and $0.6 million in 2001 and 2000, respectively.

Commissions and fees for 2002 were $446.7 million, an increase of 38.3% from commissions and fees of $323.1 million during the prior year. Approximately $97.2 million of commissions were derived from new insurance agencies and accounts purchased in 2002 and 2001. This increase was offset by decreases of approximately $2.1 million from the sale of certain offices and accounts in 2002 and 2001. Commissions and fees, excluding the effect of acquisitions and dispositions, increased 8.8%. This increase principally reflects new business production and a continued strong rate environment slightly offset by continued culling pursuant to the Company's focus on writing and renewing profitable business.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Commissions and fees for 2001 were $323.1 million, or 26.0% higher than 2000. Approximately $57.7 million of commissions and fees were derived from new insurance agencies and accounts purchased in 2001 and 2000. These increases were partially offset by decreases of $5.3 million from the sale of certain offices and accounts in 2001 and 2000. Excluding the effects of acquisitions and dispositions, commissions and fees increased 5.6%. This increase relates primarily to a combination of new production and firming premium pricing levels partially offset by continued culling pursuant to the Company's focus on writing and renewing profitable business.

Total operating expenses for 2002 were $349.5 million, an increase of $75.9 million, or 27.8% from 2001. For 2001, total operating expenses were $273.5 million, an increase of $51.2 million, or 23.0% from 2000.

Compensation and employee benefits costs for 2002 were $245.4 million, an increase of $63.0 million, or 34.5% from 2001. Increases include approximately $48.9 million related to 2002 and 2001 purchase acquisitions and increases in revenue production and performance-based compensation agreements partially offset by decreases of $1.0 million related to offices and accounts sold. Compensation and employee benefits costs for 2001 were $182.4 million, an increase of $36.0 million, or 24.6% from 2000. Increases include approximately $31.8 million related to 2001 and 2000 purchase acquisitions and increases in revenue production and performance-based compensation agreements offset in part by decreases of $2.9 million related to offices and accounts sold.

Other operating expenses and depreciation expense for 2002 were $80.3 million and $7.8 million, respectively, or 29.3% and 27.1% higher than 2001. Increases relate primarily to purchase acquisitions in 2002 and 2001, higher insurance costs and costs associated with revenue growth.

Other operating expenses and depreciation expense for 2001 were $62.1 million and $6.1 million, respectively, or 23.8% and 14.2% higher than 2000. Increases relate primarily to purchase acquisitions in 2001 and 2000 and costs associated with revenue growth offset in part by the sale of certain offices.

Amortization expense reflects the amortization of intangible assets acquired in the purchase of insurance agencies. Amortization expense decreased by $8.5 million, or 61.6%, in 2002 due primarily to the Company's adoption of Statement 142's provision to cease goodwill amortization. This effect was partially offset by amortization related to intangible assets acquired in 2002 acquisitions, primarily Hobbs. Amortization expense increased by $1.6 million, or 13.3%, in 2001, which is attributable to purchase acquisitions consummated during 2001 and 2000, offset in part by decreases related to the sale of certain offices and amounts which became fully amortized in those years.

Interest expense increased by $1.6 million, or 17.7%, in 2002, and by $0.9 million, or 10.8%, in 2001. These increases were due to additional bank borrowings related to acquisitions, offset somewhat by decreased interest rates. Our primary bank borrowing in 2002 related to the Hobbs acquisition.

The effective tax rate for the Company was 40.8%, 43.0% and 44.3% in 2002, 2001 and 2000, respectively. An analysis of the effective income tax rate is presented in "Note G – Income Taxes" of Notes to Consolidated Financial Statements.

Over the last three years, inflationary pressure has been relatively modest and did not have a significant effect on the Company's operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operations totaled $73.4 million, $62.1 million and $47.8 million for the years ended December 31, 2002, 2001 and 2000, respectively, and is primarily dependent upon the timing of the collection of insurance premiums from clients and payment of those premiums to the appropriate insurance underwriters.

The Company has historically generated sufficient funds internally to finance capital expenditures. Cash expenditures for the acquisition of property and equipment were $6.6 million, $5.6 million and $7.5 million for the years ended December 31, 2002, 2001 and 2000, respectively. The timing and extent of the purchase of investments is dependent upon cash needs and yields on alternate investments and cash equivalents. Cash outlays related to the purchase of insurance agencies amounted to $107.0 million, $34.9 million and $21.8 million in the years ended December 31, 2002, 2001 and 2000, respectively. Cash outlays for such insurance agency acquisitions have been funded through operations and long-term borrowings. In addition, a portion of the purchase price of such acquisitions may be paid through Common Stock and/or deferred cash and Common Stock payments, see "Note L – Acquisitions" of Notes to Consolidated Financial Statements. Cash proceeds from the sales of certain offices, insurance accounts and other assets totaled $2.7 million, $4.8 million and $9.0 million in the years ended December 31, 2002, 2001 and 2000, respectively. The Company did not have any material capital expenditure commitments as of December 31, 2002.

Financing activities provided (utilized) cash of $118.1 million, ($4.0) million and ($19.9) million for the years ended December 31, 2002, 2001 and 2000, respectively, as the Company borrowed funds to finance acquisitions, raised additional equity capital, made scheduled debt payments and annually increased its dividend rate. In addition, during 2001 and 2000, the Company repurchased, on the open market, 10,000 and 255,400 shares, respectively, of its Common Stock under a stock repurchase program. The Company is currently authorized to purchase up to $20.0 million of its Common Stock.

On July 1, 2002, the Company signed the Second Amended and Restated Credit Agreement (Amended Credit Agreement). The new agreement provides a $190.0 million term loan facility ($30.0 million of which was retained from the previous credit agreement) under which borrowings are due in various amounts through 2007, including $149.6 million due in 2007. The Amended Credit Agreement also continues the availability to the Company of a revolving credit facility in the aggregate principal amount of $100.0 million. The proceeds were used in part to fund the cash portion of the Hobbs acquisition. At December 31, 2002, there were term loans of $173.4 million outstanding under the Amended Credit Agreement with $100.0 million available under the revolving portion of the facility for future borrowings.

The Amended Credit Agreement contains certain covenants that restrict, or may have the effect of restricting, the payment of dividends or distributions, and the purchase or redemption by the Company of its capital stock. Management does not believe that the restrictions contained in the Amended Credit Agreement will, in the foreseeable future, adversely affect the Company's ability to pay cash dividends at the current dividend rate.

In November 2002, the Company sold 1,150,000 shares of its Common Stock for net proceeds of approximately $40.9 million. The Company intends to use the proceeds to repay indebtedness, for acquisitions and for other general corporate purposes. Concurrent with this sale, The Phoenix Companies, Inc., converted all of the Convertible Subordinated Debentures that it held into 2,813,186 shares of the Company's Common Stock. In connection with the conversion, the Company amended the voting and standstill agreement with The Phoenix Companies, Inc. and its subsidiaries.

The Company had a current ratio (current assets to current liabilities) of 1.10 to 1.00 as of December 31, 2002. Shareholders' equity of $310.6 million at December 31, 2002, increased from $142.8 million at December 31, 2001, and the debt to equity ratio of 0.57 to 1.00 at December 31, 2002 decreased from the prior year-end ratio of 0.80 to 1.00 due to net income and the issuance of Common Stock, including the income tax benefit from the exercise of stock options, offset in part by dividends and an increase in debt related to acquisitions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company has the following future payments related to contractual obligations as of December 31, 2002:

		Payments due by Period				
Contractual Obligations *(in millions)*	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	After 4 years
Long-term debt	$182.9	$17.5	$11.8	$ 2.4	$ 1.6	$149.6
Operating leases	76.7	19.5	16.1	13.9	10.4	16.8
Other long-term liabilities	9.0	2.4	1.5	0.8	0.7	3.6
Total obligations	$268.6	$39.4	$29.4	$17.1	$12.7	$170.0

The Company believes that cash generated from operations, together with proceeds from borrowings, will provide sufficient funds to meet the Company's short and long-term funding needs.

BUSINESS ACQUISITION

On July 1, 2002, the Company acquired all of the issued and outstanding membership interest units of Hobbs other than those owned by HIRAC, and all of the issued and outstanding capital stock of HIRAC, pursuant to a Purchase Agreement dated May 10, 2002, by and among the Company, Hobbs, the members of Hobbs (other than HIRAC) and the shareholders of HIRAC. Hobbs, which is based in Atlanta, Georgia, is one of the nation's premier insurance brokers serving top-tier clients and provides property and casualty insurance brokerage, risk management, and executive and employee benefits services. This acquisition allows the Company to expand its capabilities in the top-tier market. In addition, Hobbs will provide the Company with additional market presence and expertise in the employee benefits services area and an increased presence in executive benefits. Hobbs will also bring increased depth to the geographic reach of the Company's existing national platform.

The amount the Company paid in connection with the acquisition consisted of approximately $116.5 million in cash, which included acquisition costs of $2.3 million and the Company's assumption and retirement of certain debt of Hobbs, and the issuance to the members of Hobbs (other than HIRAC) and the shareholders of HIRAC of an aggregate of 719,729 shares of the Company's Common Stock valued at $31.6 million. In addition, the Company has agreed to pay up to approximately $101.9 million in cash and shares of Common Stock contingent on Hobbs achieving certain financial performance goals within the next two years. The Company has further agreed to assume and satisfy certain existing earn-out and deferred compensation obligations of Hobbs from Hobbs' prior acquisitions estimated to approximate a net present value of $30 million. The contingent payments and assumed existing earn-outs will be recorded when their respective contingencies are resolved and consideration is paid.

MARKET RISK

The Company has certain investments and utilizes derivative financial instruments (on a limited basis) which are subject to market risk; however, the Company believes that exposure to market risk associated with these instruments is not material.

CRITICAL ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions. The Company believes that of its significant accounting policies (see "Note A – Significant Accounting Policies" of Notes to Consolidated Financial Statements) the following may involve a higher degree of judgment and complexity.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Revenue Recognition

The Company is engaged in insurance agency and brokerage activities and derives revenues primarily from commissions on the sale of insurance products to clients that are paid by the insurance underwriters with whom our subsidiary agencies place their clients' insurance. Generally, commission income, as well as the related premiums receivable from customers and premiums payable to insurance companies, is recognized as of the effective date of insurance coverage or billing date, whichever is later, net of an allowance for estimated policy cancellations. Contingent commissions and miscellaneous commissions are recorded as revenue when received. Service fees are recognized when the services are rendered.

Effective January 1, 2002, the Company changed its method of accounting for commissions on premiums billed and collected directly by insurance carriers on its middle-market property and casualty business. Prior to 2002, this revenue was recognized when received. Beginning January 1, 2002, this revenue is recorded on the later of the billing date or the effective date, consistent with the revenue recognition policy for agency billed business. Commissions on premiums billed and collected directly by insurance carriers on non-middle-market property and casualty and employee benefits business are recorded as revenue when received.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company monitors its allowance utilizing accounts receivable aging data as the basis to support the estimate. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional allowance may be required. In addition, the Company has the ability to cancel coverage for customers who have not made required payments.

Intangible Assets

The Company has acquired significant intangible assets in business acquisitions. The determination of estimated useful lives and whether the assets are impaired requires significant judgment and affects the amount of future amortization and possible impairment charges. The Company tests goodwill for impairment in accordance with Statement 142. In addition, intangible assets subject to amortization are periodically reviewed to determine that no conditions exist indicating a possible impairment.

NEW ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations" (Statement 141), and Statement 142. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Under Statement 142, goodwill will no longer be amortized but will be subject to annual impairment tests. Intangible assets with finite lives will continue to be amortized over their useful lives. In accordance with Statement 142, the Company did not record amortization in 2001 for goodwill related to acquisitions consummated on or subsequent to July 1, 2001. In addition, the Company performed the required goodwill impairment tests in 2002. No impairment charge resulted from these tests. A reconciliation of net income adjusted as if Statement 142 had been adopted at January 1, 2000, is presented in "Note K – Intangible Assets" of Notes to Consolidated Financial Statements.

Effective January 1, 2001, the Company adopted Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement 133). Statement 133 requires the Company to recognize all derivatives in the balance sheet at fair value. At adoption, the Company had two interest rate swaps, designated as cash flow hedges, used to modify interest characteristics for a portion of its credit facility. At adoption, the interest rate swaps were recorded at fair value resulting in a cumulative effect accounting change that had no impact on net income and on an after-tax basis decreased accumulated other comprehensive income by $0.5 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," effective January 1, 2000, the Company changed its method of accounting for cancellation of customer insurance policies to record a reserve for such cancellations. The cumulative effect of the change on prior years resulted in a charge to income of $0.3 million (net of income taxes of $0.2 million), for the year ended December 31, 2000. The Company periodically reviews the adequacy of the allowance and adjusts it as necessary. Based on the analysis, the allowance as of December 31, 2002 and 2001 was $1.2 million and $0.8 million, respectively. For the year ended December 31, 2002, the net increase in the cancellation reserve was comprised of $0.2 million in new reserves related to acquisitions and $0.2 million from higher revenue levels.

CHANGE IN ACCOUNTING PRINCIPLE

Effective January 1, 2002, the Company changed its method of accounting for commissions on premiums billed and collected directly by insurance carriers on its middle-market property and casualty business. Prior to 2002, this revenue was recognized when received. Beginning January 1, 2002, this revenue is recorded on the later of the billing date or the effective date, consistent with the revenue recognition policy for agency billed business. This is the predominant practice followed in the industry. Management believes that this new methodology is preferable and that it better matches the income with the related expenses. For the year ended December 31, 2002, the effect of this change was to increase net income by $5.1 million ($0.15 per share), which included the cumulative effect adjustment of $3.9 million ($0.12 per share), net of income taxes of $2.6 million. No prior period pro forma amounts have been presented to reflect the effect of retroactive application of the change as it is not practical for the Company to compute prior period pro forma amounts due to the lack of prior period data.

FORWARD-LOOKING STATEMENTS

When used in the Company's annual report, in Form 10-K or other filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized Company executive officer, the words or phrases "would be," "will allow," "expects to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

While forward-looking statements are provided to assist in the understanding of the Company's anticipated future financial performance, the Company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Forward-looking statements are subject to significant risks and uncertainties, many of which are beyond the Company's control. Although the Company believes that the assumptions underlying its forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate. Actual results may differ materially from those contained in or implied by such forward-looking statements for a variety of reasons. Risk factors and uncertainties that might cause such a difference include, but are not limited to, the following: the Company's commission revenues are highly dependent on premium rates charged by insurance underwriters, which are subject to fluctuation based on the prevailing economic conditions and competitive factors that affect insurance underwriters; carrier override and contingent commissions are less predictable than in the past, and any decreases in the Company's collection of them may have an impact on our operating results; the Company's continued growth has been enhanced through acquisitions, which may or may not be available on acceptable terms in the future and which, if consummated, may or may not be advantageous to the Company; the general level of economic activity can have a substantial impact on revenues that is difficult to predict; a strong economic period may not necessarily result in higher revenues if the volume of insurance business brought about by favorable economic conditions is offset by premium rates that have declined in response to increased competitive conditions; if the Company is unable to respond in a timely and cost effective manner to rapid technological change in the insurance intermediary industry, there may be a resulting adverse effect on business and operating results; and quarterly and annual variations in the Company's commissions that result from the timing of policy renewals and the net effect of new and lost business production may have unexpected impacts on the Company's results of operations.

The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

CONSOLIDATED BALANCE SHEET

(in thousands)	December 31 2002	2001
ASSETS		
Current Assets		
Cash and cash equivalents, including $31,165 and $19,837, respectively, of restricted funds	$134,692	$ 51,580
Investments	1,334	3,500
Receivables:		
Premiums, less allowance for doubtful accounts of $5,567 and $3,374, respectively	175,948	116,219
Other	25,416	17,673
	201,364	133,892
Prepaid expenses and other current assets	20,175	7,807
Total Current Assets	357,565	196,779
Investments	1,260	1,336
Property and Equipment, net	20,386	19,485
Goodwill	414,237	286,387
Other Intangible Assets	83,283	33,517
Less accumulated amortization	55,547	53,821
Intangible Assets, net	441,973	266,083
Other Assets	11,840	10,393
	$833,024	$494,076
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Premiums payable to insurance companies	$235,057	$169,502
Accounts payable	10,115	7,304
Accrued expenses	39,142	20,303
Premium deposits and credits due customers	33,998	20,940
Current portion of long-term debt	5,733	6,996
Total Current Liabilities	324,045	225,045
Long-Term Debt	177,151	114,443
Other Long-Term Liabilities	21,180	11,786
Shareholders' Equity		
Common Stock, no par value; authorized 50,000 shares; outstanding 33,484 and 28,311 shares, respectively	168,558	55,542
Retained earnings	143,005	88,604
Accumulated other comprehensive income (loss)		
Unrealized loss on interest rate swaps, net of deferred tax benefit of $977 and $955	(1,465)	(1,432)
Other	550	88
	310,648	142,802
	$833,024	$494,076

See notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED INCOME

	Year Ended December 31		
(in thousands, except per share amounts)	2002	2001	2000
REVENUES			
Commissions and fees	$446,673	$323,078	$256,366
Investment income	2,439	2,585	2,626
Other	3,402	1,896	1,283
Non-operating gains	212	2,708	1,844
	452,726	330,267	262,119
OPERATING EXPENSES			
Compensation and employee benefits	245,405	182,397	146,442
Other operating expenses	80,308	62,095	50,165
Depreciation expense	7,771	6,116	5,357
Amortization of intangibles	5,320	13,868	12,239
Interest expense	10,665	9,061	8,179
	349,469	273,537	222,382
Income before income taxes and cumulative effect of accounting change	103,257	56,730	39,737
Income taxes	42,082	24,381	17,610
Income before cumulative effect of accounting change	61,175	32,349	22,127
Cumulative effect of accounting change, net of tax	3,944	—	(325)
NET INCOME	$ 65,119	$ 32,349	$ 21,802
Net Income Per Share – Basic:			
Income before cumulative effect of accounting change	$ 2.09	$ 1.18	$ 0.84
Cumulative effect of accounting change, net of tax	0.14	—	(0.01)
Net income	$ 2.23	$ 1.18	$ 0.83
Net Income Per Share – Assuming Dilution:			
Income before cumulative effect of accounting change	$ 1.89	$ 1.07	$ 0.78
Cumulative effect of accounting change, net of tax	0.12	—	(0.01)
Net income	$ 2.01	$ 1.07	$ 0.77

See notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY

(in thousands, except per share amounts)	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2000	$ 18,249	$ 52,927	$ —
Issuance of 706 shares of Common Stock	6,741		
Purchase of 263 shares of Common Stock	(3,863)		
Income tax benefit from exercise of stock options	1,234		
Payment of dividends ($.3375 per share)		(8,868)	
Net income		21,802	
Balance at December 31, 2000	22,361	65,861	—
Issuance of 1,760 shares of Common Stock	32,131		
Purchase of 10 shares of Common Stock	(211)		
Income tax benefit from exercise of stock options	1,261		
Payment of dividends ($.3475 per share)		(9,606)	
Unrealized loss on derivative contracts, net of deferred tax benefit of $955			(1,432)
Other			88
Net income		32,349	
Balance at December 31, 2001	55,542	88,604	(1,344)
Issuance of 5,174 shares of Common Stock	108,089		
Income tax benefit from exercise of stock options	4,927		
Payment of dividends ($.3575 per share)		(10,718)	
Unrealized loss on derivative contracts, net of deferred tax benefit of $22			(33)
Other			462
Net income		65,119	
Balance at December 31, 2002	$168,558	$143,005	$ (915)

See notes to consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS

(in thousands)	2002	Year Ended December 31 2001	2000
OPERATING ACTIVITIES			
Net income	$ 65,119	$ 32,349	$ 21,802
Adjustments to reconcile net income to net cash provided by operating activities:			
Cumulative effect of accounting change, net of tax	(3,944)	—	325
Amortization of intangible assets	5,320	13,868	12,239
Depreciation and amortization	7,771	6,116	5,357
Net income plus amortization, depreciation and cumulative effect of accounting change, net of tax	74,266	52,333	39,723
Provision for losses on receivables	1,745	2,119	1,307
Provision for deferred income taxes	3,742	600	113
Gain on sale of assets	(212)	(2,708)	(1,844)
Income tax benefit from exercise of stock options	4,927	1,261	1,234
Changes in operating assets and liabilities net of effects from insurance agency acquisitions and dispositions:			
Increase in accounts receivable	(15,893)	(20,122)	(15,806)
(Increase) decrease in prepaid expenses	(11,617)	(337)	3,712
Increase in premiums payable to insurance companies	1,462	15,483	16,553
Increase in premium deposits and credits due customers	13,048	4,832	836
Decrease in accounts payable	(349)	(1,265)	(935)
Increase in accrued expenses	6,005	5,998	1,458
Other operating activities	(3,752)	3,945	1,470
Net Cash Provided by Operating Activities	73,372	62,139	47,821
INVESTING ACTIVITIES			
Purchase of held-to-maturity investments	(623)	(588)	(92)
Proceeds from maturities and calls of held-to-maturity investments	2,885	1,128	1,012
Purchase of property and equipment	(6,641)	(5,633)	(7,514)
Purchase of insurance agencies, net of cash acquired	(107,011)	(34,948)	(21,833)
Proceeds from sale of assets	2,683	4,757	8,951
Other investing activities	385	(144)	(1,864)
Net Cash Used in Investing Activities	(108,322)	(35,428)	(21,340)
FINANCING ACTIVITIES			
Proceeds from long-term debt	160,000	37,067	3,000
Principal payments on long-term debt	(71,506)	(34,435)	(13,701)
Debt issuance costs	(2,356)	—	—
Repurchase of Common Stock	—	(211)	(3,584)
Proceeds from Common Stock	42,642	3,173	3,216
Dividends	(10,718)	(9,606)	(8,868)
Net Cash Provided by (Used in) Financing Activities	118,062	(4,012)	(19,937)
Increase in Cash and Cash Equivalents	83,112	22,699	6,544
Cash and cash equivalents at beginning of year	51,580	28,881	22,337
Cash and Cash Equivalents at End of Year	$ 134,692	$ 51,580	$ 28,881

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Hilb, Rogal and Hamilton Company (the Company), a Virginia corporation, operates as a network of wholly-owned subsidiary insurance agencies located in 25 states. Its principal activity is the performance of retail insurance services which involves placing various types of insurance, including property, casualty, employee and executive benefits and other areas of specialized exposure with insurance underwriters on behalf of its clients.

NOTE A > SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The accompanying financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts for the prior years have been reclassified to conform to current year presentation.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenues: Commission income as well as the related premiums receivable from customers and premiums payable to insurance companies are recorded as of the effective date of insurance coverage or the billing date, whichever is later. The Company carries a reserve for policy cancellations which is periodically evaluated and adjusted as necessary. Miscellaneous premium adjustments are recorded as they occur. Effective January 1, 2002, commissions on premiums billed and collected directly by insurance carriers on middle-market property and casualty business are recorded as revenue on the later of the billing date or effective date (see Note B). Prior to 2002, these commissions were recorded as revenue when received. Commissions on premiums billed and collected directly by insurance carriers on non-middle-market property and casualty and employee benefits business are recorded as revenue when received which, in many cases, is the Company's first notification of amounts earned due to the lack of policy and renewal information. Contingent commissions are recorded as revenue when received which, in many cases, is the Company's first notification of amounts earned. Contingent commissions are commissions paid by insurance underwriters and are based on the estimated profit and/or overall volume of business placed with the underwriter. The data necessary for the calculation of contingent commissions cannot be reasonably obtained prior to receipt of the commission.

Service fee revenue is recorded on a pro rata basis as the services are provided. Service fee revenue typically relates to claims management and loss control services, program administration and workers' compensation consultative services which are provided over a period of time, typically one year. Carrier overrides are commissions paid by insurance underwriters in excess of the standard commission rates on specific classes of business. These amounts are paid as a percentage of certain classes of business written with the specific underwriter and are recorded as earned.

Investment income is recorded as earned. The Company's investment policy provides for the investment of premiums between the time they are collected from the client and remitted (net of commission) to the underwriter. Typically, premiums are due to the underwriters 45 days after the end of the month in which the policy renews. This investment activity is part of our normal operations and accordingly investment income earned is reported in operating income.

Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents. The carrying amounts reported on the balance sheet approximate the fair values.

Allowance for Doubtful Accounts: The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company monitors its allowance utilizing accounts receivable aging data as the basis to support the estimate.

Investments: Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation at each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Held-to-maturity securities are stated at amortized cost, which is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Interest and dividends are included in investment income. Realized gains and losses, and declines in value judged to be other than temporary are included in investment income.

Marketable debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value. Amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income.

Property and Equipment: Property and equipment are stated on the basis of cost. Depreciation is computed by the straight-line method over estimated useful lives (30 to 33 years for buildings, 4 to 7 years for furniture and equipment). Leasehold improvements are generally amortized using a straight-line method over the term of the related lease.

Intangible Assets: The Company has adopted Financial Accounting Standards Board Statements No. 141, "Business Combinations" (Statement 141), and No. 142, "Goodwill and Other Intangible Assets" (Statement 142) (See Note B). The Company accounts for all business combinations using the purchase method. As of January 1, 2002, the Company ceased goodwill amortization and tests goodwill for impairment annually, or more frequently if impairment indicators arise. Intangible assets with finite lives are amortized over their useful lives and are periodically reviewed to ensure that no conditions exist indicating that the recorded amount of intangible assets is not recoverable from future undiscounted cash flows.

Accounting for Stock-Based Compensation: At December 31, 2002, the Company has three stock-based compensation plans, which are described more fully in Note I. The Company continues to account for its stock options using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), and related interpretations. No stock-based compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying Common Stock on the date of grant.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (Statement 123), as amended by Statement of Financial Accounting Standards No. 148, establishes accounting and disclosure requirements using a fair value based method of accounting for stock options.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement 123 to stock-based compensation.

(in thousands, except per share amounts)	2002	2001	2000
Net income – as reported	$65,119	$32,349	$21,802
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(4,714)	(1,246)	(782)
Pro forma net income	$60,405	$31,103	$21,020
Net income per share:			
Basic – as reported	$ 2.23	$ 1.18	$ 0.83
Basic – pro forma	$ 2.07	$ 1.13	$ 0.80
Assuming dilution – as reported	$ 2.01	$ 1.07	$ 0.77
Assuming dilution – pro forma	$ 1.87	$ 1.03	$ 0.74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of these options was estimated at the grant date using a Black-Scholes option-pricing model with the following weighted average assumptions for 2002, 2001 and 2000, respectively: risk free rates of 4.64%, 5.01% and 6.70%; dividend yields of 0.86%, 1.76% and 2.35%; volatility factors of .252, .209 and .202; and an expected life of approximately seven years. The weighted average fair value per share of the options granted in 2002, 2001 and 2000 was $13.89, $5.15 and $5.62, respectively.

Fair Value of Financial Instruments: The carrying amounts reported in the balance sheet for cash and cash equivalents, receivables, premiums payable to insurance companies, accounts payable, accrued expenses and long-term debt approximate those assets' and liabilities' fair values. Fair values for investment securities and interest rate swaps are based on quoted market prices of comparable instruments, or if none are available, on third party pricing models or formulas using current assumptions and are disclosed in Notes C and E, respectively.

Derivatives: Effective January 1, 2001, the Company adopted Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement 133) as amended by Statement No. 138 "Accounting for Derivative Instruments and Certain Hedging Activities," (see Note B). Statement 133 requires the Company to recognize all derivatives as either assets or liabilities on the balance sheet at fair value. Gains and losses resulting from changes in fair value must be recognized currently in earnings unless specific hedge criteria are met. If a derivative is a hedge, depending upon the nature of the hedge, a change in its fair value is either offset against the change in the fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in accumulated other comprehensive income (OCI) until the hedged item is recognized in earnings. Any difference between fair value of the hedge and the item being hedged, known as the ineffective portion, is immediately recognized in earnings.

The Company's use of derivative instruments is limited to interest rate swap agreements used to modify the interest characteristics for a portion of its outstanding debt. These interest rate swaps are designated as cash flow hedges and are structured so that there is no ineffectiveness.

The change in value of the interest rate swaps is reported as a component of the Company's OCI and reclassified into interest expense in the same period or periods during which the hedged transaction affects earnings. Derivative instruments are carried at fair value on the balance sheet in the applicable line item other assets or other long-term liabilities.

Prior to the adoption of Statement 133, the Company used the accrual method to account for all interest rate swap agreements and all amounts which were due to or from counterparties were recorded as an adjustment to interest expense in the periods in which they were accrued.

Termination of an interest rate swap agreement would result in the amount previously recorded in OCI being reclassified to interest expense related to the debt over the remaining term of the original contract life of the terminated swap agreement. In the event of the early extinguishment of a debt obligation, any amounts in OCI relating to designated hedge transactions of the extinguished debt would be reclassified to earnings coincident with the extinguishment.

Income Taxes: The Company files a consolidated federal income tax return with its subsidiaries. Deferred taxes result from temporary differences between the income tax and financial statement bases of assets and liabilities and are based on tax laws as currently enacted.

Accrued Expenses: Accrued expenses included compensation and employee benefits of $32.9 million and $17.4 million at December 31, 2002 and 2001, respectively.

Stock Split: On November 8, 2001, the Board of Directors of the Company approved a 2-for-1 Common Stock split affected in the form of a 100% share dividend. The distribution of the additional shares was made on December 31, 2001, to shareholders of record as of December 14, 2001. References in the consolidated financial statements to common shares, share prices and per share amounts have been restated to reflect the stock split for all periods presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B > CHANGES IN METHOD OF ACCOUNTING

Effective January 1, 2002, the Company changed its method of accounting for commissions on premiums billed and collected directly by insurance carriers on its middle-market property and casualty business. Prior to 2002, this revenue was recognized when received. Beginning January 1, 2002, this revenue is recorded on the later of the billing date or the effective date, consistent with the revenue recognition policy for agency billed business. This is the predominant practice followed in the industry. Management believes that this new methodology is preferable and that it better matches the income with the related expenses. For the year ended December 31, 2002, the effect of this change was to increase net income by $5.1 million ($0.15 per share), which included the cumulative effect adjustment of $3.9 million ($0.12 per share), net of income taxes of $2.6 million. No prior period pro forma amounts have been presented to reflect the effect of retroactive application of the change as it is not practical for the Company to compute prior period pro forma amounts due to the lack of prior period data.

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations" (Statement 141), and No. 142, "Goodwill and Other Intangible Assets" (Statement 142). Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Under Statement 142, goodwill will no longer be amortized but will be subject to annual impairment tests (see Note K). Intangible assets with finite lives will continue to be amortized over their useful lives. In accordance with Statement 142, the Company did not record amortization in 2001 for goodwill related to acquisitions consummated on or subsequent to July 1, 2001. The Company adopted the remaining provisions of Statement 142 effective January 1, 2002.

Effective January 1, 2001, the Company adopted Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement 133). Statement 133 requires the Company to recognize all derivatives as either assets or liabilities on the balance sheet at fair value (see Note A). At adoption, the Company's use of derivative instruments was limited to interest rate swaps used to modify characteristics for a portion of its outstanding debt. These interest rate swaps were designated as cash flow hedges. At adoption, the interest rate swaps were recorded at fair value and resulted in a cumulative effect accounting change that had no impact on net income and an after-tax net decrease to OCI of $0.5 million.

In accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," effective January 1, 2000, the Company changed its method of accounting for cancellation of customer insurance policies to record a reserve for such cancellations. Previously, the Company did not record a reserve for such cancellations. The cumulative effect of the change on prior years resulted in a charge to income of $0.3 million (net of income taxes of $0.2 million), for the year ended December 31, 2000. The Company periodically reviews the adequacy of the allowance and adjusts it as necessary. Based on the analysis, the allowance as of December 31, 2002 and December 31, 2001 was $1.2 million and $0.8 million, respectively. For the year ended December 31, 2002, the net increase in the cancellation reserve was comprised of $0.2 million in new reserves related to acquisitions and $0.2 million from higher revenue levels.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE C > INVESTMENTS

The following is a summary of held-to-maturity investments included in current and long-term assets on the consolidated balance sheet:

		Held-to-Maturity Investments		
(in thousands)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2002				
Obligations of states and political subdivisions	$1,377	$—	$—	$1,377
Certificates of deposit and other	1,217	—	—	1,217
	$2,594	$—	$—	$2,594

		Held-to-Maturity Investments		
(in thousands)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2001				
Obligations of states and political subdivisions	$2,677	$27	$—	$2,704
Certificates of deposit and other	2,159	—	—	2,159
	$4,836	$27	$—	$4,863

The amortized cost and fair value of held-to-maturity investments at December 31, 2002, by contractual maturity, are as follows. Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

(in thousands)	Cost	Fair Value
Held-to-Maturity Investments		
Due in one year	$1,334	$1,334
Due after one year through eight years	1,260	1,260
	$2,594	$2,594

NOTE D > PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

(in thousands)	2002	2001
Furniture and equipment	$45,232	$38,931
Buildings and land	962	1,549
Leasehold improvements	6,090	5,291
	52,284	45,771
Less accumulated depreciation and amortization	31,898	26,286
	$20,386	$19,485

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E > LONG-TERM DEBT

(in thousands)	2002	2001
Notes payable to banks, interest currently 3.19% to 4.19%	$173,436	$ 78,319
5.25% Convertible Subordinated Debentures due 2014, with a conversion price of $11.375, callable 2009	—	28,905
Installment notes payable primarily incurred in acquisitions of insurance agencies, 2.45% to 10.0% due in various installments to 2005	9,448	14,215
	182,884	121,439
Less current portion	5,733	6,996
	$177,151	$114,443

Maturities of long-term debt for the four years ending after December 31, 2003 are $23.6 million in 2004, $2.4 million in 2005, $1.6 million in 2006 and $149.6 million in 2007. At December 31, 2002, the Company had a term loan facility included in notes payable to banks with $11.8 million due within one year classified as long-term debt in accordance with the Company's intent and ability to refinance this obligation on a long-term basis under its revolving credit facility.

Interest paid was $10.7 million, $8.9 million and $9.2 million in 2002, 2001 and 2000, respectively.

On July 1, 2002, the Company signed the Second Amended and Restated Credit Agreement (the Amended Credit Agreement) which provides for a credit facility of up to an aggregate of $290.0 million. The Amended Credit Agreement provides a revolving credit facility of $100.0 million and a term loan facility of $190.0 million, both of which bear interest at variable rates based on LIBOR plus a negotiated spread. In addition, the Company pays commitment fees (0.375% at December 31, 2002) on the unused portion of the revolving credit facility. The term loan facility is payable quarterly beginning September 30, 2002 with the final payment due June 30, 2007. The revolving credit facility is due on June 30, 2004. At December 31, 2002 and 2001, $173.4 million and $78.3 million, respectively, were borrowed under the credit agreement. The credit agreement contains, among other provisions, requirements for maintaining certain financial ratios and specific limits or restrictions on acquisitions, indebtedness, investments, payment of dividends and repurchase of Common Stock.

In November 2002, The Phoenix Companies, Inc. converted all of the Company's Convertible Subordinated Debentures, with a principal amount of $32.0 million, into 2.8 million shares of the Company's Common Stock. These debentures were included in the balance sheet, net of discount, with a 5.25% interest rate and maturity date of 2014. In connection with the conversion, the Company amended the voting and standstill agreement with The Phoenix Companies, Inc. and its subsidiaries.

On June 17, 1999, the Company entered into two interest rate swap agreements with an original combined notional amount of $45.0 million. The combined notional amount of these interest rate swaps is reduced quarterly by $0.9 million beginning September 30, 2000 through their maturity on June 30, 2004. The Company designated these interest rate swaps as cash flow hedges under Statement 133. The Company entered into these interest rate swap agreements to manage interest cost and cash flows associated with variable interest rates, primarily short-term changes in LIBOR; changes in cash flows of the interest rate swaps offset changes in the interest payments on the covered portion of the Company's credit facility. The notional amounts of the interest rate swap agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The credit risk to the Company would be a counterparty's inability to pay the differential in the fixed rate and variable rate in a rising interest rate environment. The Company's exposure to credit loss on its interest rate swap agreements in the event of non-performance by a counterparty is believed to be remote due to the Company's requirement that a counterparty have a strong credit rating. The Company is exposed to market risk from changes in interest rates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under the interest rate swap agreements, the Company makes payments based on fixed pay rates of 6.43% and 6.46% and receives payments based on the counterparties' variable LIBOR pay rates. At the end of the year, the variable rate was approximately 1.44% for each agreement. In connection with these interest rate swap agreements, the Company recorded an after-tax charge in other comprehensive income of $33 thousand and $917 thousand in 2002 and 2001, respectively. There was no impact on net income due to ineffectiveness. The fair market value of the interest rate swaps at December 31, 2002 and 2001 resulted in a liability of $2.4 million and $2.4 million, respectively, which is included in other long-term liabilities.

NOTE F > RETIREMENT PLANS

The Company sponsors the HRH Retirement Savings Plan (the Retirement Savings Plan) which covers substantially all employees of the Company and its subsidiaries except for the employees of Hobbs Group, LLC (Hobbs). The Retirement Savings Plan, which may be amended or terminated by the Company at any time, provides that the Company shall contribute to a trust fund a matching contribution of up to 3% of a participant's eligible compensation and such amounts as the Board of Directors shall determine subject to certain earnings restrictions as defined in the Retirement Savings Plan.

In 2002, the Company acquired Hobbs (see Note L). Hobbs sponsors the Hobbs Group, LLC 401(k) Savings Plan (the Hobbs Savings Plan) which covers substantially all employees of Hobbs and its subsidiaries. The Hobbs Savings Plan, which may be amended or terminated by Hobbs at any time, provides that Hobbs shall contribute to a trust fund a matching contribution of up to 4.5% of a participant's eligible compensation.

Prior to merger with the Company, certain of the other merged companies had separate profit sharing or benefit plans. These plans were terminated or frozen at the time of merger with the Company.

The total expense recorded by the Company under the Retirement Savings Plan and the Hobbs Savings Plan for 2002, 2001 and 2000 was approximately $4.2 million, $3.2 million and $2.4 million, respectively.

In addition, in January 1998, the Company amended and restated the Supplemental Executive Retirement Plan (the Plan) for key executives to convert the Plan from a defined benefit arrangement to a cash balance plan. Upon amendment of the Plan, benefits earned prior to 1998 were frozen. The Company continues to accrue interest and amortize prior service costs related to the benefits earned prior to January 1, 1998 under the Plan and recognized expense related to these items of $0.3 million, $0.3 million and $0.3 million in 2002, 2001 and 2000, respectively. The Plan, as amended, provides that beginning in 1998 the Plan participants shall be credited each year with an amount that is calculated by determining the total Company match and profit sharing contribution that the participant would have received under the Retirement Savings Plan absent the compensation limitation that applies to such plan, reduced by the amount of actual Company match and profit sharing contributions to such Plan. The Plan also provides for the crediting of interest to participant accounts. Expense recognized by the Company in 2002, 2001 and 2000 related to these Plan provisions amounted to $0.2 million, $0.2 million and $0.1 million, respectively. At December 31, 2002 and 2001, the Company's accrued liability for benefits under the Plan, including benefits earned prior to January 1, 1998 was $2.3 million and $2.1 million, respectively, and is included in other long-term liabilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE G > INCOME TAXES

The components of income taxes shown in the statement of consolidated income are as follows:

(in thousands)	2002	2001	2000
Current			
Federal	$31,734	$19,858	$14,457
State	6,606	3,923	3,040
	38,340	23,781	17,497
Deferred			
Federal	3,174	509	96
State	568	91	17
	3,742	600	113
	$42,082	$24,381	$17,610

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The effective income tax rate varied from the statutory federal income tax rate as follows:

	2002	2001	2000
Statutory federal income tax rate	35.0%	35.0%	35.0%
Tax exempt investment income	(0.1)	(0.4)	(0.4)
State income taxes, net of federal tax benefit	4.5	4.6	5.0
Non-deductible goodwill amortization	—	2.4	2.4
Basis difference on sale of insurance accounts	0.1	0.1	1.2
Other	1.3	1.3	1.1
Effective income tax rate	40.8%	43.0%	44.3%

Income taxes paid were $42.0 million, $22.1 million and $12.0 million in 2002, 2001 and 2000, respectively.

Significant components of the Company's deferred tax liabilities and assets on the balance sheet are as follows:

(in thousands)	2002	2001
Deferred tax liabilities:		
Intangible assets	$13,726	$6,899
Revenue recognition accounting change (see Note B)	1,315	—
Other	1,662	845
Total deferred tax liabilities	16,703	7,744
Deferred tax assets:		
Deferred compensation	4,328	3,374
Bad debts	1,519	1,333
Accrued transaction costs	310	383
Deferred rent and income	1,507	1,409
Unrealized loss on interest rate swaps	977	955
Other	1,269	1,269
Total deferred tax assets	9,910	8,723
Net deferred tax assets (liabilities)	$ (6,793)	$ 979

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE H > LEASES

The Company and its subsidiaries have noncancellable lease contracts for office space, equipment and automobiles which expire at various dates through the year 2012 and generally include escalation clauses for increases in lessors' operating expenses and increased real estate taxes.

Future minimum rental payments required under such operating leases are summarized as follows (in thousands):

2003	$19,489
2004	16,066
2005	13,934
2006	10,404
2007	6,637
Thereafter	10,216
	$76,746

Rental expense for all operating leases in 2002, 2001 and 2000 amounted to $18.2 million, $14.2 million and $11.7 million, respectively. Included in rental expense for 2002, 2001 and 2000 is approximately $1.6 million, $1.3 million and $0.4 million, respectively, which was paid to employees or related parties.

NOTE I > SHAREHOLDERS' EQUITY

The Company has adopted and the shareholders have approved the 2000 Stock Incentive Plan, the Non-employee Directors Stock Incentive Plan and the Hilb, Rogal and Hamilton Company 1989 Stock Plan which provide for the granting of options to purchase up to an aggregate of approximately 3,011,000 and 2,893,000 shares of Common Stock as of December 31, 2002 and 2001, respectively. Stock options granted have seven to ten year terms and vest and become fully exercisable at various periods up to five years. Stock option activity under the plans was as follows:

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2000	2,160,500	$ 8.09
Granted	397,000	14.11
Exercised	344,588	7.53
Expired	36,910	9.53
Outstanding at December 31, 2000	2,176,002	9.25
Granted	587,000	19.58
Exercised	233,906	7.90
Expired	34,790	11.21
Outstanding at December 31, 2001	2,494,306	11.79
Granted	1,263,000	41.35
Exercised	358,405	8.77
Expired	34,750	31.61
Outstanding at December 31, 2002	3,364,151	23.00
Exercisable at December 31, 2002	1,704,901	12.19
Exercisable at December 31, 2001	1,653,956	9.44
Exercisable at December 31, 2000	1,380,372	8.45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Ranges of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.52 - 9.03	1,056,751	2.0	$ 8.11	1,055,751	$ 8.11
9.03 - 13.55	152,700	4.8	10.47	135,400	10.46
13.55 - 18.06	360,000	4.9	14.14	215,500	14.20
18.06 - 22.58	547,500	5.8	19.41	195,750	19.51
27.09 - 31.61	10,000	5.9	28.78	2,500	28.78
36.12 - 40.64	619,700	6.2	37.62	100,000	38.45
40.64 - 45.15	617,500	6.5	45.15	—	—
	3,364,151	4.7	$23.00	1,704,901	$12.19

There were 790,000 and 1,965,000 shares available for future grant under these plans as of December 31, 2002 and 2001, respectively.

No compensation expense related to these options is recognized in operations for 2002, 2001 or 2000. As disclosed in Note A, the Company accounts for its stock options using the intrinsic value method prescribed in APB No. 25. The Company has also disclosed in Note A the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement 123 to its granted stock options.

During 2002, 2001 and 2000, the Company awarded 56,125, 64,750 and 178,640 shares, respectively, of restricted stock under the 2000 and 1989 Stock Plans with a weighted average fair value at the grant date of $37.45, $16.16 and $14.16 per share, respectively. These restricted shares vest ratably over a four year period beginning in the second year of continued employment. During 2002, 2001 and 2000, 1,850, 1,740 and 4,800 shares, respectively, of restricted stock expired. Compensation expense related to these awards was $1.6 million, $1.2 million and $0.7 million for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE J > NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share:

(in thousands, except per share amounts)	2002	2001[1]	2000[1]
Numerator for basic net income per share – net income	$65,119	$32,349	$21,802
Effect of dilutive securities:			
5.25% Convertible Subordinated Debentures[2]	955	1,085	1,080
Numerator for dilutive net income per share – net income available after assumed conversions	$66,074	$33,434	$22,882
Denominator			
Weighted average shares	29,208	27,339	26,124
Effect of guaranteed future shares to be issued in connection with agency acquisitions	32	72	100
Denominator for basic net income per share	29,240	27,411	26,224
Effect of dilutive securities:			
Employee stock options	1,025	798	695
Employee non-vested stock	148	109	38
Contingent stock – acquisitions	25	29	14
5.25% Convertible Subordinated Debentures[2]	2,438	2,813	2,813
Dilutive potential common shares	3,636	3,749	3,560
Denominator for diluted net income per share – adjusted weighted average shares and assumed conversions	32,876	31,160	29,784
Net Income Per Share:			
Basic	$ 2.23	$ 1.18	$ 0.83
Assuming Dilution	$ 2.01	$ 1.07	$ 0.77

1 *See Note A regarding the Company's 2001 Stock Split.*
2 *See Note E regarding conversion of the 5.25% Convertible Subordinated Debentures.*

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE K > INTANGIBLE ASSETS

The Company has adopted Statement 142 on accounting for goodwill and other intangible assets as disclosed in Note B. In accordance with Statement 142, the Company performed the transitional and annual impairment tests of goodwill in 2002. No impairment charge resulted from these tests.

The following table provides a reconciliation for the years ended December 31, 2002, 2001 and 2000 of reported net income to adjusted net income had Statement 142 been applied as of January 1, 2000.

(in thousands, except per share amounts)	2002	2001	2000
Net Income – as reported	$65,119	$32,349	$21,802
Goodwill amortization, net of tax	—	8,421	6,665
Adjusted net income	$65,119	$40,770	$28,467
Net Income Per Share – Basic:			
Net income – as reported	$ 2.23	$ 1.18	$ 0.83
Goodwill amortization, net of tax	—	0.31	0.26
Adjusted net income	$ 2.23	$ 1.49	$ 1.09
Net Income Per Share – Assuming Dilution:			
Net income – as reported	$ 2.01	$ 1.07	$ 0.77
Goodwill amortization, net of tax	—	0.27	0.22
Adjusted net income	$ 2.01	$ 1.34	$ 0.99

Intangible assets consist of the following:

	As of December 31, 2002		As of December 31, 2001	
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets:				
Customer relationships	$ 48,286	$ 4,762	$ 5,085	$ 4,601
Noncompete/nonpiracy agreements	32,597	7,521	27,932	6,138
Tradename	2,400	453	500	53
Total	$ 83,283	$12,736	$ 33,517	$10,792
	Net Carrying Amount		Net Carrying Amount	
Indefinite-lived intangible assets:				
Goodwill	$371,426		$243,358	

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Aggregate amortization expense for the years ended December 31, 2002 and 2001 was $5.3 million and $13.9 million, respectively.

Future amortization expense is estimated as follows (in thousands):

For year ended December 31, 2003	$8,019
For year ended December 31, 2004	7,911
For year ended December 31, 2005	7,095
For year ended December 31, 2006	7,085
For year ended December 31, 2007	7,082

The changes in the net carrying amount of goodwill for the year ended December 31, 2002, are as follows (in thousands):

Balance as of December 31, 2001	$243,358
Goodwill acquired	129,795
Goodwill disposed	(1,727)
Balance as of December 31, 2002	$371,426

NOTE L > ACQUISITIONS

On July 1, 2002, the Company acquired all of the issued and outstanding membership interest units of Hobbs Group, LLC (Hobbs) other than those owned by Hobbs IRA Corp. (HIRAC), and all of the issued and outstanding capital stock of HIRAC, pursuant to a Purchase Agreement dated May 10, 2002, by and among the Company, Hobbs, the members of Hobbs (other than HIRAC) and the shareholders of HIRAC. The Company's financial statements include the results of Hobbs operations since the closing date of the acquisition.

Hobbs is an insurance broker serving top-tier clients and provides property and casualty insurance brokerage, risk management and executive and employee benefits services. This acquisition allows the Company to expand its capabilities in the top-tier market. In addition, Hobbs will provide the Company with additional market presence and expertise in the employee benefits services area and an increased presence in executive benefits. Hobbs will also bring increased depth to the geographic reach of the Company's existing national platform.

The amount the Company paid in connection with the acquisition consisted of approximately $116.5 million in cash, which included acquisition costs of $2.3 million and the Company's assumption and retirement of certain debt of Hobbs, and the issuance to the members of Hobbs (other than HIRAC) and the shareholders of HIRAC of an aggregate of 719,729 shares of the Company's Common Stock valued at $31.6 million. The value of the 719,729 shares issued was determined based on the average market price of the Company's stock over the period including two days before and after the date at which the number of shares to be issued in accordance with the Purchase Agreement became fixed.

In addition, the Company has agreed to pay up to approximately $101.9 million in cash and shares of Common Stock contingent on Hobbs achieving certain financial performance goals within the next two years. The Company has further agreed to assume and satisfy certain existing contingent earn-out and deferred compensation obligations of Hobbs from Hobbs' prior acquisitions estimated to approximate a net present value of $30 million. The contingent payments and assumed existing earn-outs will be recorded when their respective contingencies are resolved and consideration is paid.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the estimated fair values of the acquired assets and assumed liabilities at the date of acquisition:

(dollars in thousands)	Amount	Intangibles Weighted Average Useful Life (years)
Current assets	$ 79,600	
Property and equipment	2,053	
Intangible assets subject to amortization:		9.4
Customer relationships	41,800	10.0
Noncompete/nonpiracy agreements	4,100	7.0
Tradename	1,900	2.5
	47,800	
Goodwill	106,955	
Other assets	293	
Total assets acquired	236,701	
Current liabilities	78,979	
Deferred tax liabilities	7,348	
Other long-term liabilities	2,210	
Total liabilities assumed	88,537	
Net assets acquired	$148,164	

$60.5 million of the goodwill is expected to be deductible for tax purposes.

The following unaudited pro forma results of operations of the Company give effect to the acquisition of Hobbs as though the transaction had occurred as of the beginning of the respective periods:

(in thousands)	2002	2001
Total Revenues	$503,605	$425,492
Income before cumulative effect of accounting change and extraordinary item	$ 64,035	$ 38,646
Net Income	$ 67,568	$ 38,646
Income per share before cumulative effect of accounting change and extraordinary item:		
Basic	$ 1.60	$ 1.37
Assuming Dilution	$ 1.45	$ 1.25
Net Income Per Share:		
Basic	$ 1.72	$ 1.37
Assuming Dilution	$ 1.56	$ 1.25

The pro forma net income results for the year ended December 31, 2002 include a cumulative effect of accounting change of $3.9 million ($0.12 per share) related to the Company's change in revenue recognition policy (see Note B) and an extraordinary loss of $0.4 million ($0.01 per share) related to Hobbs' debt extinguishment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During 2002, the Company acquired certain assets and liabilities of 6 other insurance agencies and other accounts for $11.1 million ($9.8 million in cash and $1.3 million in guaranteed future payments) in purchase accounting transactions. Assets acquired include intangible assets of $11.0 million. The combined purchase price may be increased by approximately $2.7 million in 2003, $1.1 million in 2004 and $1.1 million in 2005 based upon net profits realized.

During 2001, the Company acquired certain assets and liabilities of 10 insurance agencies and other accounts for $84.1 million ($48.0 million in cash, $8.6 million in guaranteed future payments and 1,379,820 shares of Common Stock) in purchase accounting transactions. Assets acquired include intangible assets of $82.7 million. The combined purchase price was increased by approximately $5.4 million in 2002, and may be increased by approximately $5.8 million in 2003 and $3.6 million in 2004 based upon net profits realized.

During 2000, the Company acquired certain assets and liabilities of 11 insurance agencies and other accounts for $25.8 million ($19.1 million in cash, $3.7 million in guaranteed future payments and 170,304 shares of Common Stock) in purchase accounting transactions. Assets acquired include intangible assets of $25.5 million. The combined purchase price was increased by approximately $4.4 million in 2001 and $1.8 million in 2002, and may be increased by approximately $1.6 million in 2003 based upon net profits realized.

The above purchase acquisitions have been included in the Company's consolidated financial statements from their respective acquisition dates.

NOTE M > SALE OF ASSETS

During 2002, 2001 and 2000, the Company sold certain insurance accounts and other assets resulting in gains of approximately $0.2 million, $2.7 million and $1.8 million, respectively. These amounts are included in non-operating gains in the statement of consolidated income. Taxes related to these gains were $0.1 million, $1.1 million and $1.2 million in 2002, 2001 and 2000, respectively. Revenues, expenses and assets of these operations were not material to the consolidated financial statements.

NOTE N > COMMITMENTS AND CONTINGENCIES

Included in cash and cash equivalents and premium deposits and credits due customers are approximately $1.3 million and $0.2 million of funds held in escrow at December 31, 2002 and 2001, respectively. In addition, premiums collected from insureds but not yet remitted to insurance carriers are restricted as to use by laws in certain states in which the Company operates. The amount of cash and cash equivalents so restricted was approximately $29.9 million and $19.6 million at December 31, 2002 and 2001, respectively.

There are in the normal course of business various outstanding commitments and contingent liabilities. Management does not anticipate material losses as a result of such matters.

The Company is generally involved in routine insurance policy related litigation. Several suits have been brought against the Company involving settlement of various insurance matters where customers are seeking both punitive and compensatory damages. Management, upon the advice of counsel, is of the opinion that such suits are substantially without merit, that valid defenses exist and that such litigation will not have a material effect on the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE O > QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 2002 and 2001:

	Three Months Ended[1]			
(in thousands, except per share amounts)	March 31	June 30	September 30	December 31
2002				
Total Revenues	$99,854	$95,717	$128,490	$128,665
Income before cumulative effect of accounting change	$15,184	$12,502	$ 17,249	$ 16,240
Cumulative effect of accounting change, net of tax	3,944[2]	—	—	—
Net Income	$19,128	$12,502	$ 17,249	$ 16,240
Net Income Per Share – Basic:				
Income before cumulative effect of accounting change	$ 0.54	$ 0.44	$ 0.59	$ 0.52
Cumulative effect of accounting change, net of tax	0.14[2]	—	—	—
Net income	$ 0.68	$ 0.44	$ 0.59	$ 0.52
Net Income Per Share – Assuming Dilution:				
Income before cumulative effect of accounting change	$ 0.48	$ 0.40	$ 0.53	$ 0.48
Cumulative effect of accounting change, net of tax	0.12[2]	—	—	—
Net income	$ 0.60	$ 0.40	$ 0.53	$ 0.48
2001				
Total Revenues	$77,912	$77,790	$ 87,609	$ 86,957
Net Income	7,781	7,787	9,677	7,103
Net Income Per Share[3]:				
Basic	0.29	0.29	0.35	0.25
Assuming Dilution	0.27	0.26	0.31	0.23

1 *Quarterly financial information is affected by seasonal variations. The timing of contingent commissions, policy renewals and acquisitions may cause revenues, expenses and net income to vary significantly from quarter to quarter.*

2 *See Note B.*

3 *See Note A for discussion on stock split.*

REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Hilb, Rogal and Hamilton Company

We have audited the accompanying consolidated balance sheets of Hilb, Rogal and Hamilton Company and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hilb, Rogal and Hamilton Company and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note B to the consolidated financial statements, in 2002 the Company changed its method of accounting for commissions on premiums billed and collected directly by insurance carriers on its middle-market property and casualty business and its method of accounting for goodwill and other intangible assets. Also, as discussed in Note B to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative instruments and hedging activities, and in 2000 the Company changed its method of accounting for policy cancellations.

Ernst & Young LLP

Richmond, Virginia
February 10, 2003

BOARD OF DIRECTORS

ANDREW L. ROGAL[1]
Chairman and Chief Executive Officer
Hilb, Rogal and Hamilton Company
Glen Allen, Virginia

ROBERT H. HILB[1,2,5]
Chairman Emeritus
Hilb, Rogal and Hamilton Company
Glen Allen, Virginia

MARTIN L. VAUGHAN, III
President and Chief Operating Officer
Hilb, Rogal and Hamilton Company
Glen Allen, Virginia

TIMOTHY J. KORMAN
Executive Vice President
Finance and Administration
Hilb, Rogal and Hamilton Company
Glen Allen, Virginia

THEODORE L. CHANDLER, JR.[3,4,5]
Senior Executive Vice President
LandAmerica Financial Group, Inc.
Richmond, Virginia

NORWOOD H. DAVIS, JR.[1,2,4]
Chairman Emeritus
Trigon Healthcare, Inc.
Richmond, Virginia

J.S.M. FRENCH[3,4,5]
President
Dunn Investment Company
Birmingham, Alabama

ROBERT W. FIONDELLA[1,2,5]
Chairman and Chief Executive Officer
The Phoenix Companies, Inc.
Hartford, Connecticut

ANTHONY F. MARKEL[1,2,3]
President and Chief Operating Officer
Markel Corporation
Glen Allen, Virginia

THOMAS H. O'BRIEN[1,2,4]
Director
The PNC Financial Services Group, Inc.
Pittsburgh, Pennsylvania

THOMAS A. GOLUB
Executive Vice President
Hilb, Rogal and Hamilton Company
Glen Allen, Virginia

JULIOUS P. SMITH, JR.[3,4]
Chairman and Chief Executive Officer
Williams Mullen
Richmond, Virginia

ROBERT S. UKROP[4,5]
President and Chief Executive Officer
Ukrop's Super Markets, Inc.
Richmond, Virginia

(1) Executive Committee Member
(2) Compensation Committee Member
(3) Audit Committee Member
(4) Corporate Governance Committee Member
(5) Corporate Affairs Committee Member

OFFICERS

ANDREW L. ROGAL
Chairman and Chief Executive Officer

MARTIN L. VAUGHAN, III
President and Chief Operating Officer

TIMOTHY J. KORMAN
Executive Vice President, Finance and Administration

THOMAS A. GOLUB
Executive Vice President

CAROLYN JONES
Senior Vice President, Chief Financial Officer and Treasurer

JOHN P. MCGRATH
Senior Vice President, Business and Product Development

WALTER L. SMITH
Senior Vice President, General Counsel and Secretary

WILLIAM L. CHAUFTY
Vice President; Director, Central Region

ROBERT B. LOCKHART
Vice President; Director, Northeast Region

BENJAMIN A. TYLER
Vice President; Director, Southeast Region

MICHAEL A. JANES
Vice President; Director, West Region

STEVEN C. DEAL
Vice President; Director, Mid-Atlantic Region

KARL E. MANKE
Vice President; Marketing and Sales Development

HENRY C. KRAMER
Vice President, Human Resources

VINCENT P. HOWLEY
Vice President, Agency Financial Operations

ROBERT W. BLANTON, JR.
Vice President and Controller

WILLIAM C. WIDHELM
Vice President, Internal Audit

A. BRENT KING
Vice President, Associate General Counsel

RICHARD F. GALARDINI
Vice President

ELIZABETH J. COUGOT
Assistant Vice President, Corporate Communications

VALERIE C. ELWOOD
Assistant Vice President

CHRISTOPHER T. HEARN
Assistant Vice President, Financial Reporting

DIANE D. SCHNUPP
Assistant Vice President, Chief Technology Officer

ERIN K. SCOTT
Assistant Vice President, Corporate Services

GENERAL INFORMATION

FORM 10-K
Any shareholder wishing to obtain a copy for the Company's Form 10-K for the year ended December 31, 2002 as filed with the Securities and Exchange Commission may do so without charge by writing to the Secretary at the corporate address.

ANNUAL MEETING
The Company's Annual Meeting of Shareholders will be held on May 6, 2003, at 10:00 A.M. at the Jefferson Hotel, 101 West Franklin Street, Richmond, Virginia.

TRANSFER AGENT AND REGISTRAR
Mellon Investor Services, LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660
800-756-3353
www.melloninvestor.com

SHAREHOLDER INQUIRIES
Communications regarding dividends, lost stock certificates, change of address, etc. should be directed to Mellon Investor Services, LLC Shareholder Services. Other inquiries should be directed to the Secretary at the corporate address.

OUTSIDE COUNSEL
Williams Mullen
Richmond, Virginia

INDEPENDENT AUDITORS
Ernst & Young LLP
Richmond, Virginia

CORPORATE HEADQUARTERS
The Hilb, Rogal and Hamilton Building
4951 Lake Brook Drive
Suite 500
Glen Allen, Virginia 23060
804-747-6500
804-747-6046 fax
www.hrh.com

SHAREHOLDERS
The Company's Common Stock has been publicly traded since July 15, 1987. It is traded on the New York Stock Exchange under the symbol "HRH." As of December 31, 2002, there were 486 holders of record of the Company's Common Stock.

MARKET PRICE OF COMMON STOCK
High and low stock prices and dividends per share for the indicated quarters were:

	Sales Price		Cash Dividends
Quarter Ended	High	Low	Declared
2002			
March 31	$38.70	$26.65	$.0875
June 30	46.15	30.37	.0900
September 30	45.70	33.80	.0900
December 31	44.83	35.88	.0900
2001			
March 31	$20.44	$16.88	$.0850
June 30	22.08	17.20	.0875
September 30	24.08	20.55	.0875
December 31	31.38	22.45	.0875

Design: BDKL, Inc. Photography: John Madere Copywriting: Valerie Sorber Communications Printing: Superior Printing

Hilb, Rogal and Hamilton Company
The Hilb, Rogal and Hamilton Building
4951 Lake Brook Drive
Suite 500
Glen Allen, Virginia 23060-9272
804-747-6500
804-747-6046 fax

www.hrh.com



Insuring the Way®